Exhibit 16
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June 19, 2002


Office of the Chief  Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read Item 4 included in the Form 8-K dated June 19, 2002, of BF Enterprises, Inc., filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein that refer to our firm.

Very truly yours,



/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP


cc:      Mr. S. Douglas Post
         Vice President and Treasurer
         BF Enterprises, Inc.